 EXHIBIT 99.1

TD Bank Group Announces New Executive Appointments to Drive Execution Excellence and Client Experience Leadership

Taylan Turan to join TD as Chief Operating Officer

Simon Fish to TD join as General Counsel

Paul Whitehead named Global Head of Client & Colleague Experience and Marketing

TORONTO, SEPT. 10, 2025 /CNW/ - TD Bank Group ("TD" or the "Bank") (TSX: TD) today announced executive appointments to further strengthen its leadership bench, enhance execution and elevate the client experience.

"TD is building a bank for the future, with top talent, and a sharp focus on disciplined execution and client experience leadership," said Raymond Chun, Group President and Chief Executive Officer. "I'm energized to work with these strong executives and leaders across the Bank to drive change, support clients and accelerate growth."

Taylan Turan will join TD on September 29, 2025, as Senior Executive Vice President and Chief Operating Officer, reporting to Raymond Chun. In this new role, Taylan will reduce complexity to speed-up execution, re-engineer key operations to enhance efficiency, and establish the programs and strategies needed to elevate the client experience and accelerate growth.

Taylan brings extensive leadership experience from HSBC, Barclays and Citigroup, where he managed businesses across the world. At HSBC, he served as Global CEO of Retail Banking and more recently spearheaded the global integration of International Wealth and Premier Banking. He will relocate to Toronto from London, U.K.

Paul Whitehead will be appointed Executive Vice President, Global Head of Client & Colleague Experience and Marketing, reporting to Taylan, on December 1, 2025. In this new role, Paul will position TD to be the undisputed leader in client experience, establishing Bank-wide programs and standards to drive experience, marketing and brand leadership.

A career TD-banker, Paul has led core businesses and large central functions over his 37 years at the Bank, most recently as EVP, Canadian Branch Banking. With a focus on clients and a deep understanding of the Bank, Paul is uniquely positioned to design and deliver the programs needed to support accelerated growth and best help our clients.

Christine (Chris) Morris, Senior Executive Vice President, Transformation, Enablement and Customer Experience, has informed TD of her decision to retire at the end of the year. Over the coming weeks, she will transition her responsibilities to Taylan and Paul.

Chris has played a central role in TD's success for 36 years. She has worked across the Bank, successfully leading some of TD's biggest businesses and most critical functions, building trust with clients and elevating business performance. She has also been a longstanding champion of talent, including her leadership of Women at TD. In her most recent role, she helped the Bank harness AI, improve delivery, and enhance our brand.

Jane Langford, Senior Executive Vice President and General Counsel has informed the Bank that she will seek her next professional challenge beyond TD. She will remain with TD until the end of the year as a Special Advisor and will support the smooth transition of key files. Over her 13 years at TD, and three as General Counsel, Jane advised the CEO, Board and leaders across the Bank, managed complex legal files, and strengthened TD's Legal department. Jane's contributions go beyond her leadership of the Legal team; she has championed culture throughout her time at TD and led our Inclusion and Diversity Council.

"I want to congratulate Chris on a storied TD career and Jane for her significant contributions to our Bank. I wish them both the very best for the future," said Mr. Chun.

Simon Fish will join TD on September 15 as Senior Executive Vice President and General Counsel, TD Bank Group, reporting to Raymond Chun.

Simon is one of Canada’s most respected corporate lawyers, known for his extensive global experience and deep understanding of capital markets, banking, and financial regulation and enforcement.

Simon's career spans various sectors, including mining, energy, and financial services, with work across regions from Africa to Europe, and for the past two decades, in Canada and the United States. He most recently served as General Counsel at another leading Canadian bank for 13 years. He holds degrees from the University of Cape Town, the American University in Washington, D.C., and Harvard Business School. In recognition of his accomplishments, he was named Canada’s General Counsel of the Year, one of Canada’s Top 25 Most Influential Lawyers, and a Catalyst Canada Honours Champion.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 28.1 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 18 million active online and mobile customers. TD had $2.0 trillion in assets on July 31, 2025. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and New York Stock Exchange.

For media inquiries: Leslie O'Leary, Corporate and Public Affairs, Leslie.oleary@td.com